August 4, 2005

Timothy S. Durham
Chief Executive Officer and Chairman of the Board
Obsidian Enterprises, Inc.
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204

	Re:	Obsidian Enterprises, Inc.
Schedule 13E-3 Filed by the Filing Persons on July 7, 2005
File No. 5-40250

Dear Mr. Durham:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the Filing Persons intend to approach Obsidian security holders in an effort to purchase an additional 12.71% of Obsidian shares so that they may affect a short form merger. The consideration for these purchases would be at $1.85 per share in cash or Black Rock shares in an equivalent amount. It is unclear how you have determined that these actions would not be a tender offer. Note that a tender offer, among other things, would have to be made to all holders of the Obsidian shares, would have to be held open for at least 20 days and would otherwise have to comply with Regulations 14D and 14E. Please supplementally provide your legal analysis why this does not constitute a tender offer, or revise the terms of the Black
Rock`s proposed acquisition of additional shares to comply with the tender offer rules and to provide all of the information required by
Item 1004(a)(1) of Regulation M-A and the remainder of Schedule
TO.
Note as well the requirement to file a Schedule TO upon the first public announcement of the offer. See Rule 14d-2 and General Instruction D.3 to Schedule 13E-3. You may combine your Schedule 13E-
3 with Schedule TO.  See General Instruction J to Schedule TO.

2. In providing your analysis in response to comment 1, please tell us
how Black Rock will seek to obtain additional shares.  For
example,
how will Black Rock decide who it will purchase shares from, and when
will Black Rock contact these persons? Will Black Rock have the ability to modify the terms of the offer, including the offer price and period?  Will there be an escrow or other independent agent that
will hold the shares until the desired amount is obtained?  What will
you do if Black Rock is unable to obtain enough shares to increase its
ownership to 90%?   Please note that we may have additional
comments
after reviewing your response.

3. Note that these purchases would be the first steps in a Rule
13E-3
transaction.  See Q&A No. 4 of Exchange Act Release No. 17719
(April
13, 1981). As such, the Filing Persons must provide the information in the Schedule 13E-3 to any security holder from whom they wish to purchase Obsidian shares at least 30 days prior to the purchase. See
General Instruction D.4 of Schedule 13E-3. In addition, note that the
Filing Persons must amend the 13E-3 to reflect any material changes and with respect to each step in the series of Rule 13E-3 transactions. See General Instruction D.5. of Schedule 13E-3 and Q&A
No. 15 in Exchange Act Release No. 17719.

4. To the extent that Black Rock will issue its shares in exchange for shares of Obsidian, please tell us supplementally what consideration you have given to registering the shares under the Securities Act. We may have additional comments upon review of your response.

5. Please provide the disclosure required under Item 5 of Schedule 13E-3. In this section describe all transactions between the Filing
Persons and the company for the past two years as set forth in Item
1005(a) of Regulation M-A. We note, for example, the loans to the company from Fair Holdings. Also describe all meetings, negotiations and contacts among board members, management and/or third parties relating to the current transaction. Identify the participants and initiators of each meeting or contact and the date of each meeting. We note that the Filing Persons filed a 13D in March 2005.

6. Please clarify the role of the Special Committee in the transaction. Identify the members of the Special Committee and describe its formation and function and the analyses it performed. Disclose whether the Special Committee hired its own counsel or financial adviser, and if not, explain why. Disclose whether the committee considered conducting an auction or market test of the value of the company`s common stock, and whether this was communicated to the board. If not, please explain why. Clarify whether the Special
Committee made any recommendation as to the transaction with the Filing Persons. If not, explain why.

Letter to stockholders of Obsidian Enterprises, Inc.

7. Please clarify here and in other applicable sections whether security holders may elect to receive a combination of securities and cash for their Obsidian shares.

Summary Term Sheet, page 1

8. Please revise the term sheet to comply with Item 1001 of Regulation
M-A. The disclosure is repetitive of disclosure in other sections. Consider providing this information in question and answer format. See
Release No. 33-7760, Final Rule: Regulation of Takeovers and
Security
Holder Communications, October 22, 1999.

9. Please describe the structure of the transaction in greater detail.
For example:
* When do you expect to commence the solicitation?
* Disclose the offer period.
* Has the board approved the 13E-3 transaction?
* Identify whether the board is making a recommendation to the unaffiliated shareholders as to whether or not to tender and, if so, describe.

10. Please summarize the conflicts of interest of the Filing
Persons.

11. You describe the positive, but not the negative, aspects of the transaction with respect to unaffiliated security holders. Please revise to provide a more balanced summary.

12. Whenever separate groups of unaffiliated security holders are treated differently, you must disclose separate fairness determinations to address the fairness of this transaction to each group of unaffiliated security holders. In this case, we note that some security holder may have the opportunity to sell to Black Rock voluntarily, and others will be cashed out involuntarily in a merger.
In addition, we note that certain security holders will be offered the option of receiving cash or stock, and other security holders are only offered cash in exchange for their Obsidian shares. Revise the document to provide separate fairness opinions with respect to each of these groups of unaffiliated security holders. In doing so, address the fairness of the transaction to each group in light of the transaction with the other group. Where security holders may choose which form of consideration to receive, clarify whether the Filing Persons have determined that each alternative, or only one alternative, is fair. See Q&A No. 19 in Exchange Act Release No. 17719. Also clarify that the fairness opinion does not address the receipt of shares of Black Rock.

Description of the Transaction, page 5

13. Please provide an explanation of any material differences in the rights of security holders as a result of the transaction, assuming shareholders elect to receive Black Rock Acquisition common stock. See
Item 1004 of Regulation M-A.

14. Please provide a description of the Black Rock Acquisition common stock that complies with Item 202 of Regulation S-K. See instruction to Item 1004(a) of Regulation M-A.

Special Factors, page 6

15. Revise the special factors section to provide the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 for each filing person.
For example, you have not provided the information required by Item
1013(c) of Regulation M-A with respect to each filing person.

Alternative Transaction Structures, page 6

16. Please explain why the Filing Persons did not wait for the Special
Committee to make a determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of a going private transaction prior to proceeding with the transaction. In the section entitled "Fairness of the Transaction," explain what consideration the Filing Persons gave to the fact that they acted prior to any feedback from the Special Committee.

17. Please discuss the alternatives in greater detail. For example, did you consider a reverse stock split, issuer tender offer or a sale of Obsidian`s assets? Did you discuss alternatives with the board and special committee? Explain why the transaction is being undertaken at this time as opposed to other times in Obsidian`s operating history.
See Item 1013(b) and (c) of Regulation M-A.

Effects of the Transaction, page 7

18. Please describe the federal tax consequences of the transaction for each of the company, its affiliates and unaffiliated security holders as required by Item 1013(d) of Regulation M-A.
19. Please provide the information required by the instructions to
Item 1013 of Regulation M-A, including quantification of the benefits and detriments and the effect in terms of both dollar amounts and percentages in the net book value and net earnings of Obsidian.

Fairness of the Transaction, page 8

20. Discuss whether the Filing Persons considered the following in determining that the transaction was fair to unaffiliated security holders:
* loss of liquidity,
* lack of public information about Black Rock,
* federal income tax consequences,
* costs of the transaction, and
* the fact that the fairness opinion is based on analyses performed on the financial information of selected subsidiaries only, and not on the consolidated financial statements of the entire company.

21. Please specifically address the fairness of the transaction to security holders who wish to retain their interest in the company by exchanging their Obsidian shares for Black Rock shares. For example, address the following:
* the company would incur debt and issue equity to finance the transaction,
* the company would be limited in using Obsidian`s net operating loss carryforwards, and
* changes in management compensation.

22. Please discuss in greater detail why you believe that the Black
Rock shares "are believed to be of reasonably equivalent value to shares of Obsidian common stock."

23. We note your disclosure that the short form merger does not require board approval; however, please disclose whether any other aspect of the 13E-3 transaction was approved by a majority of non-employee directors. See Item 1014(e) of Regulation M-A. If so, please disclose if any director dissented to or abstained from voting on the
Rule 13E-3 transaction. See Item 1014(a) of Regulation M-A.

24. Please address Obsidian`s liquidation value and historical market prices and identify why each of these values was considered irrelevant if dismissed in the fairness analysis. See Q&A 20 in Release 34-17719,
April 13, 1981. We note the company`s average price per share over the last 12 month period and that Obsidian`s common stock traded as high as $10.01 during that period. Clarify how the Filing Persons reached their substantive fairness determination in light of these higher historical market prices.

25. Please describe in greater detail how the "Filing Persons` interests conflict with and are adverse to the interests of the unaffiliated stockholders."

26. In your discussion of the procedural fairness to the unaffiliated security holders, please address the Filing Persons` considerations of the following:
* the fact that the financial adviser was engaged by the Filing Persons, and not the company or the Special Committee,
* the analysis and information provided by the Special Committee,
* the fact that the Filing Persons determined to proceed with the transaction prior to any recommendation by the Special Committee,
* the fact that approval of a majority of the unaffiliated shareholders is not required,
* the fact that no independent representative for the unaffiliated shareholders was engaged, and
* the fact that no auction or market test appears to have been conducted to assure security holders that they are being offered the maximum consideration that an unaffiliated party might pay for the company.

27. Please state whether or not a majority of directors who are not employees of the Obsidian has retained an unaffiliated representative to act on behalf of unaffiliated security holders for purposes of the transaction. See Item 1014(d) of Regulation M-A.

28. Revise to specifically address how each filing person reached his
or her procedural fairness determination despite the absence of each
procedural safeguard in Item 1014 of Regulation M-A.  See Q&A No.
21
in Exchange Act Release No. 17719 (April 13, 1981).

Intentions of Officers and Directors of Obsidian, page 10

29. Please state whether or not any executive officer, director or affiliate of Obsidian (other than the Filing Persons) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation. See Item 1012(e) of Regulation M-
A. Note that if this statement is based on your belief, such belief must be based on your reasonable inquiry of these persons.

Reports, Opinions and Appraisals, page 10

30. Goelzer`s opinion does not specify to whom the payment of $1.85 to unaffiliated securities holders is fair. The opinion and all related disclosure throughout the document should be revised to state, if true, that the consideration is fair to the unaffiliated stockholders.
If Goelzer means that the consideration is fair to someone other than the unaffiliated stockholders, you should make that clear and clarify what consideration each filing person gave to that fact in reaching its fairness determination.

31. Disclose that Goelzer has consented to use of the opinion in the document.

32. Please disclose the material projections provided by the CFO of
Obsidian and the underlying assumptions.

33. Please disclose the basis for Goelzer`s assumption that the financial forecasts relating to the company were reasonably prepared and reflected the best currently available information. Did it make this assumption at the direction or upon the representation of the company or Filing Persons?

34. Please disclose and explain why Goelzer used March 31st internal numbers rather than April 30th reported financial information. We note the report was prepared on June 30th and April 30th information was publicly available. Disclose whether the company`s auditors reviewed the March 31st financial information. Also disclose whether you will receive an updated opinion to take into consideration Obsidian`s financial information for the quarter ended April 30th.

35. Please explain how you will address material changes in your assumptions or projections that take place after the date of the Goelzer opinion.

36. We note that Goelzer`s report contains internal numbers, which are classified so that there are discrepancies between internal and audited numbers. Please describe what these classifications are, whether the discrepancies are significant, and why audited numbers were not used in Goelzer`s analysis.

37. Please describe the qualifications of Goelzer Investment
Banking,
the method of selection of Goelzer, any material relationship, and the consideration to be paid. See Item 1015(b) of Regulation M-A.

Valuation Methodology, page 11

38. Please explain and quantify, if possible, the impact of conducting the analyses underlying the fairness opinion based on incomplete financial information. We note that the consolidated financial statements were not used, but only information that related to identified subsidiaries.

Asset Approach, page 12

39. Please provide the schedule showing the adjusted net book value, or state the adjusted net book value that asset approach indicated and revise the disclosure so that it does not refer to the calculation and balance sheets that do not appear in this section.

Income Approach, page 13

40. Please disclose in greater detail the assumptions in factoring in capital expenditures, projected changes in working capital and adjustments for depreciation and amortization.

41. Please disclose in greater detail the assumptions that Goelzer used in determining cost of capital rate, including Obsidian`s size and industry specific risks.

42. Please discuss Goelzer`s analysis relating to Obsidian`s net operating loss carryforwards.

43. On page 13, you say that Goelzer determined Obsidian`s debt-free enterprise value to be $45.9 million. On page 14, you say that Goelzer then subtracted the company`s interest-bearing debt from this enterprise value to determine the value of the common equity to be $5.6 million. Please revise to clearly explain what is meant by "debt-free enterprise value" on page 13 and why it was necessary to subtract debt from a value that should already be debt-free.

Recent Trading History, page 15

44. Please discuss whether Goelzer analyzed the company`s average price per share over the 12 month period and that it traded as high as
$10.01 during that period.

Disclaimers, page 17

45. Please disclose in greater detail the assumptions regarding
"overarching economic factors, industry trends, financial markets, and the financial conditions of the company" referred to on page 17.

46. Please disclose in greater detail the "transaction description provided to Goelzer" referred to on page 17.

Conclusion, page 18

47. In this section, Annex A and Exhibit (c)(1), we note the limitation on reliance by shareholders in the fairness opinion provided by Goelzer. Please delete the limitation or alternatively, disclose the basis for Goelzer`s belief that shareholders cannot rely upon the opinion to support any claims against Goelzer arising under applicable state law (e.g., the inclusion of an express disclaimer in
Goelzer`s engagement letter with the Filing Persons). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law. Further disclose that the availability of such a state-law defense to Goelzer would have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under the federal securities laws.

Certain Federal Income Tax Consequences of the Merger for
Stockholders, page 18

48. Please delete the word "certain" from the heading in this and the next section. You should discuss all material tax consequences of the transaction.

49. Please express a firm conclusion for the material federal income tax consequences for exchanging Obsidian shares for Black Rock shares.

Certain Federal Income Tax Consequences of the Merger to Obsidian, page 19

50. Please quantify the potential net operating loss carryforwards that Obsidian may not be able to use as a result of the merger.

51. Please express a firm conclusion for the material federal income tax consequences to Obsidian. If doubt exists because of a lack of authority addressing the tax consequences or conflicting authority, describe the degree of uncertainty and provide risk factor and/or other appropriate disclosure setting forth the risks to investors in the front of the document.

Appraisal Rights of Dissenting Stockholders, page 19

52. If the company does not go forward with a tender offer, please remove the phrase in the first sentence that begins with "who have not validly tendered . . ." Shareholders might confuse this with the steps necessary to perfect appraisal rights.

53. In the second paragraph, please clarify whether this schedule and the attached copy of Section 262 are intended to satisfy the notice requirement of Section 262.

54. Please state whether you have made any provision in connection with the transaction to grant unaffiliated security holders access to your corporate files. If none, so state. See Item 1004(e) of Regulation M-A.

Summary Financial Information, page 23

55. Please include pro forma data disclosing the effect of the transaction. It appears to be material since the company will be incurring additional debt and issuing additional equity, assuming that security holders may elect to receive Black Rock shares. See Item
1010
of Regulation M-A.

Our Plans and Proposals for the Company, page 26

56. Please clarify whether your plans also apply to Obsidian`s subsidiaries.

Prior Purchases of Obsidian Common Stock, page 26

57. Please disclose the range of prices paid and the average purchase price from each quarter during that period. See Item 1002(f) of Regulation M-A. Address how these purchases support each filing person`s substantive fairness determination as required by Instruction
2(vi) of Item 1014 of Regulation M-A.

Fees and Expenses; Financing of the Transactions, page 27

58. Please state the any material conditions to the financing.
Also
disclose any alternative financing arrangements. If none, so state.
See Item 1007(b) of Regulation M-A.

59. Please disclose whether Obsidian has or will pay any of the expenses incurred in connection with the transaction.

60. Please describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state.
See
Item 1007(d)(2) of Regulation M-A.

Use of Employees and Corporate Assets, page 27

61. Please describe how you intend to solicit security holders to sell their shares and provide the information required by Item 1009(a) of
Regulation M-A.

Signatures

62. Please provide the signature of Durham Whitesell & Associates,
LLC.

Exhibits

63. Please file all materials required by Item 1016(g) to Regulation
M-A.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Filing Persons and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Filing Persons acknowledging that:

* each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Brigitte Lippmann at (202) 551-3713, Abby
Adams,
Special Counsel in the Office of Mergers and Acquisitions, at
(202)
551-3262 or me at (202) 551-3760 with any questions.

      Sincerely,



      Pamela A. Long
      Assistant Director


cc:	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46284-0002
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Timothy S. Durham
Obsidian Enterprises, Inc.
August 4, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE